Exhibit 21.1
SIGNIFICANT SUBSIDIARIES

Organized Under the Laws of
Agilent Technologies Luxco S.à.r.l.	Luxembourg
Agilent Technologies Luxembourg Holding S.à.r.l.	Luxembourg
Agilent Technologies Singapore (Global) Pte Ltd.	Singapore
Agilent Technologies Singapore (Holding) Pte. Ltd.	Singapore
Agilent Technologies Singapore (International) Pte. Ltd.	Singapore
Agilent Technologies World Trade, Inc.	Delaware
Dako Denmark ApS	Denmark